Exhibit 99.13

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

PharmaCan Capital Corp.

76 Stafford Street, Suite 302

Toronto, Ontario M6J 2S1

2.                                      Date of Material Change

February 14, 2017

3.                                      News Release

The news releases with respect to the material change referred to in this report, were disseminated on February 14, 2017 through the facilities of Marketwired.

4.                                      Summary of Material Change

PharmaCan Capital Corp. (“PharmaCan” or the “Company”) announced a financing on a “bought deal” basis.

5.                                      Full Description of Material Change

PharmaCan announced that it has entered into a letter of engagement with Eight Capital on behalf of a syndicate of underwriters (together, the “Underwriters”) under which the Underwriters have agreed to purchase 6,700,000 common shares of the Company (the “Shares”), on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price per Share of $2.25 (the “Offering Price”), for total gross proceeds of $15,075,000 (the “Offering”).

The Company has granted the Underwriters an over-allotment option to purchase up to an additional 1,005,000 Shares at the Offering Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, an additional $2,261,250 will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be $17,336,250.

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes.

The closing date of the Offering is scheduled to be on or about March 9, 2017 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

6.                                      Reliance on Section 7.1(2) or (3) of Regulation 51-102 respecting continuous disclosure obligations

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.                                      Omitted Information

No information has been omitted on the basis that it is confidential information.

8.                                      Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.                                      Date of Report

February 17, 2017.